

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2014

Via E-mail
Carlos Domenech
Chief Executive Officer
SunEdison Yieldco, Inc.
12500 Baltimore Avenue
Beltsville, Maryland 20705

> **Re:** **SunEdison Yieldco, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted February 14, 2014**
> **CIK No. 0001599947**

Dear Mr. Domenech:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please revise throughout the prospectus to include all information that may not properly be excluded under Rule

430A. Please provide all the information required with respect to the offering price, underwriting discounts and the number of shares. Please allow sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. We may have further comments once items that are currently blank are completed.

3. Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of these materials, we may have further comments. Please refer to Question 101.02 of our Compliance and Disclosure Interpretations relating to Securities Act Forms available on our website.

4. Prior to the effectiveness of this registration statement, we need to receive a copy of the letter or a call from FINRA confirming that FINRA has completed its review and has no further concerns regarding the underwriting terms and arrangements pertaining to this offering.

5. With respect to all third-party statements in your prospectus - such as market data by Bloomberg New Energy Finance, the U.S. Energy Information Administration and GTM Research - please provide us with the relevant portion of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you or in connection with the offering.

Cover Page

6. We note your disclosure, "[t]he holders of our Class B common stock will hold the remaining   % of the voting power in us." Please revise this disclosure to identify that the initial holder of your Class B common stock will be SunEdison.

About Yieldco, page 1

7. Please provide support for the statement that "[y]our Sponsor is a solar industry leader," also found on page 110.

8. Please provide support for the statement that "[d]emand for renewable energy among [y]our customer segments is accelerating due to the emergence of grid parity in various energy markets, the lack of commodity price risk in renewable energy generation and strong political and social support," also found on page 109.

9. Please provide further details regarding the timing of your entry into the Support Agreement with your Sponsor.

10. We note your indication here and elsewhere in your registration statement that you have acquisition opportunities available to you in the future, such as the Call Right Projects.

Please highlight the inherent conflicts of interest associated with such offer, considering you share the same executive officers. In this regard, we note your disclosure on page 11. Please also explain why these assets, as opposed to any of your Sponsor's other assets, were included in the terms of the Support Agreement and why they would be attractive assets for you to acquire.

11. In your description of your initial portfolio, please explain why these assets were determined to comprise your initial portfolio.

12. In addition to your description of the Call Rights Projects, please provide a description of the ROFO Projects.

Cash Available for Distribution, page 6

13. We note that cash available for distribution is reduced by "non-expansionary capital expenditures." We also note your reference to "growth capital expenditures" throughout your filing beginning on page 32. Please tell us and revise your disclosures to specify how you define these terms.

Industry Overview, page 6

14. Please provide support for the statement regarding the "$802 billion [of expected high growth in the clean power generation market] which is expected to be invested in solar PV generation assets."

15. Please provide the basis for your belief that "the solar segment of the clean power generation industry is particularly attractive as declining solar costs and increasing grid electricity costs are accelerating the attainment of grid parity in various markets," as well as your expectation that "a number of additional markets in [y]our target geographies will reach grid parity in the coming years." Please also provide the rationale for your statement that "[s]olar energy generation benefits from governmental, public and private support for the development of solar energy projects due to the environmentally friendly attributes of solar energy."

Our Business Strategy, page 7

16. Please provide support for your belief that "the solar segment is attractive because there is no associated fuel cost risk and solar technology has become highly reliable, requires low operational and maintenance expenditures and a low level of interaction from managers, and solar projects have an expected life which can exceed 30 to 40 years," as well as the statement that "solar energy generation facilities generally operate under long-term PPAs with terms of up to 25 years."

Our Competitive Strengths, page 8

17. Please provide support for the statements that "[y]our Sponsor was the world's second largest installer of solar energy facilities in 2012" and "[y]our Sponsor "has demonstrated a successful track record of sourcing long duration capital to fund project acquisitions."

Agreements with our Sponsor, page 9

18. In an appropriate place in this disclosure, please discuss how you intend to resolve conflicts as it relates to potential acquisition opportunities considering those opportunities are likely to be presented to the same individuals that serve in senior capacities for both companies. In this regard, we note your stated intent to acquire other assets from third party developers in order to grow your business.

Organizational Transactions, page 11

19. Although your disclosures in footnote 2 of the organizational chart on page 14 and on page 147 indicate that Yield Operating LLC will enter into new Revolver and Term Loan facilities, the organizational chart itself suggests that these facilities will be entered into by Yield LLC. Please revise your disclosures accordingly or explain to us the reasons for your presentation.

Offering Transactions, page 12

20. In an appropriate place in this section, please disclose the amount(s) that your Sponsor will receive in conjunction with this offering, including the value of the Class B common stock and interests in Yield LLC to be issued to your Sponsor.

Certain Risk Factors, page 16

21. We note your disclosure regarding risks associated with your business and an investment in your Class A common stock. Please also clearly disclose that the holder of your Class B common stock, your Sponsor, will collectively be able to control all matters submitted to your stockholders for approval even if their holdings represent less than 50% of the outstanding shares of common stock. Please also more clearly disclose your election under Section 107(b) of the JOBS Act, including the risks and implications of such election.

The Offering, page 18

22. We note your disclosure that "[y]our Sponsor, as the holder of [y]our Class B common stock, will control a majority of the vote on all matters submitted to a vote of stockholders for the foreseeable future following this offering." Please confirm here if you plan to rely on the "controlled company" exemptions provided under the rules of the

New York Stock Exchange or the Nasdaq Stock Market, as applicable. In this regard, we note your disclosure on pages 125 and 55. Please also disclose if you plan to pay dividends, now or in the future, to holders of your Class B common stock.

Risk Factors, page 27

Our indebtedness could adversely affect our financial condition. . ., page 32

23. We note your disclosure on page 62 that you plan to use a portion of the net proceeds from this offering to repay the Bridge Facility. Here or in another risk factor, please disclose any risks associated with non-payment of the indebtedness under the Bridge Facility. Please also discuss any risks associated with a failure to enter into the Revolver and Term Loan.

Our business is subject to substantial governmental regulation. . ., page 38

24. Please also discuss, here or in another risk factor, the risks associated with foreign laws and regulations on your business activities, including but not limited to regulations in the U.K., Canada and Chile. In this regard, we also note your risk factor regarding anti-corruption laws and regulations on page 46. As an example, please include a risk that discusses the potential for changes to foreign policies relating to renewable energy, if material.

Risks Inherent in an Investment in Us, page 52

25. Please add a risk factor clearly stating that there has been no prior market for your Class A common stock and an active trading market may not develop or be sustained, including disclosure of any associated risks.

26. Please also acknowledge the effect that the lock-up agreements, including but not limited to that entered into with your Sponsor, will have upon the liquidity of your Class A common stock.

Capitalization, page 63

27. We note you will be entering into new Revolver, Bridge Facility, and Term Loan arrangements in connections with the offering. Please update your disclosures to include the material terms of these agreements, including the financial covenants you must satisfy prior to making cash distributions to your Class A shareholders, or provide an appropriate cross-reference to such disclosures.

Carlos Domenech
SunEdison Yieldco, Inc.
March 14, 2014
Page 6

<u>Unaudited Pro Forma Cash Available for Distribution for the Year Ended December 31, 2013, page 69</u>

28. We note your statement that your calculation of unaudited pro forma cash available for distribution does not include the incremental general and administrative expenses that you expect to incur as the result of being a publicly traded company. Since your cash distributions will be dependent upon those costs, please revise your table to include the estimated incremental costs of being a publicly traded company and explain to us and disclose how you estimated the amounts.

<u>Estimated Cash Available for Distribution for the Twelve Months Ending June 30, 2015 and December 31, 2015, page 71</u>

29. We note that you provide estimated cash available for distribution tables for the twelve months ended June 30, 2015 and December 31, 2015. Considering there is currently a six-month gap between the end of the historical pro forma period and the beginning of the projected pro forma period, please tell us how you determined it was appropriate to present projections for these periods. Also explain to us and disclose why you present projected periods that partially overlap and how you are able to provide reliable estimates through December 31, 2015. In all future amendments, please disclose whether there are any events that have occurred or are expected to occur during the period after the end of the historical pro forma period and beginning of the projected pro forma period that would cause the omitted period to materially change the results of the projected or historical period if such omitted period was included.

<u>Assumptions and Considerations, page 74</u>

30. We note that you identify the acquisitions of the Stonehenge and Norrington solar energy systems as the primary contributor to expected fluctuations in your operating results between periods. Please quantify the expected change attributable to those acquisitions within each line item explanation. To the extent that a fluctuation is insignificant when excluding the impact of the acquisitions, please address the reasons why those items are expected to remain flat. To the extent there are significant fluctuations between the historical and projected periods, please ensure you explain the reasons for such changes in sufficient detail.

<u>Total Operating Revenue, page 75</u>

31. Please revise to discuss the anticipated changes in the operations of your existing projects in addition to the new projects achieving commercial operation. Please tell us what consideration was given to including an in-depth discussion of the reasons for the changes, such as forecasted volume and prices as compared to historical measures.

Unaudited Pro Forma Consolidated Financial Data, page 78

32. Please address the following comments related to your pro forma financial statements:

- Please confirm you will present all pro forma adjustments on a gross basis.

- Please disclose the interest rate(s) associated with your assumed debt financings and confirm that they will be based on either the current interest rate or the interest rate for which you have a commitment. If actual interest rates can vary from those depicted, please disclose the effect on income of a 1/8 percent variance in interest rates.

33. We note the revenue line on page 80 is incorrectly labeled as operating costs and expenses. Please revise here and elsewhere throughout your filing, such as on page 83.

34. Please revise your disclosure to provide pro forma basic and diluted earnings per share and the number of shares used in each calculation. Further, provide a footnote which makes the computation of pro forma earnings per share clearly determinable. Refer to Article 11-02(b)(7) of Regulation S-X. The denominator in the pro forma EPS computations should include only those offered shares whose proceeds are being reflected in pro forma adjustments in the income statements, such as repayment of debt. In addition, please tell us how you intend to treat Class B units of Yield LLC in your diluted EPS computations considering they are exchangeable into your Class A common stock. See ASC 260-10-55-20.

35. We note your disclosure on page 80 that general and administrative expenses include certain historical costs incurred by your Sponsor and allocated to your accounting predecessor. We also note that you expect your future G&A expense will be comprised primarily of the management fee that you will pay your Sponsor for the management and administration services provided to you under the Management Services Agreement. Please address the following comments:

- Since agreements with related parties are by definition not at arm's length and may be changed at any time, please disclose here and within your financial statement footnotes, when practicable, management's estimate of what your expenses would have been on a stand-alone basis, that is, the cost that would have been incurred if you had operated as an unaffiliated entity. Please provide this disclosure for each year for which an income statement was required when such basis produced materially different results. See SAB Topic 1.B.1.

- We note that you have not made any pro forma adjustments to G&A expense related to the management fee payments you expect to make to your Sponsor. Since these payments will be made on a continuing basis, are directly attributable to the underlying transactions and will result from a formal Management Services

Agreement, please tell us why these payments did not result in any pro forma adjustments. In doing so, please explain if you expect the management fee to be materially different than your historical G&A costs. Also clarify if you anticipate going forward that the management fee will reflect all costs of doing business or if additional Sponsor allocations will be necessary under SAB Topic 1.B.1.

36. We note that you granted restricted share awards to each of your executive officers on January 31, 2014 and that you intend to issue restricted shares to your CEO prior to the completion of the offering. We further note that these awards will vest over a three year period, subject to accelerated vesting upon certain events. Since it appears that compensation expense will have a continuing impact as the awards vest, please include the impact of these awards within your pro forma financial statements or tell us why you believe they should be excluded. In your response, please tell us the total expected compensation expense related to these awards.

37. We note the pro forma consolidated balance sheet reflects the effect of the Norrington and Stonehenge asset acquisitions. We assume you are aware of the useful lives of these assets and therefore are able to determine the associated depreciation and amortization cost. To the extent material, please revise your pro forma footnotes to disclose the anticipated useful lives of these assets and the related estimated annual depreciation and amortization expense. Lastly, disclose the nature of the intangible assets acquired and if they are finite or indefinite lived intangible assets.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 85

Overview, page 85

38. Revise your overview to discuss which of your energy markets are in grid parity at the present time or anticipated to be in grid parity in the near future. Further, please provide disclosure regarding how grid parity is achieved and how government incentives, such as renewable energy credits, are considered when analyzing grid parity.

Project Operations and Generation, page 86

39. We note a significant portion of your revenues will be derived from the sale of green energy certificates that you earn based on a certain level of generation. Please disclose who administers the process for granting these certificates and how the amounts recorded are calculated.

Scalability, page 88

40. We note that you expect that your revenues will increase at a higher rate than your costs and expenses. Please provide further details regarding the reasons for this belief, as well

as for your belief that "[y]our ability to scale [y]our operational, acquisition and financial management capabilities [. . .] based upon the existing management capabilities and infrastructure of [y]our Sponsor" "will have a positive impact on [y]our results of operations as [you] complete acquisitions in the future."

Components of Results of Operations, page 91

41. Please elaborate upon your discussion here to explain how the various incentives and subsidies you are eligible to receive from various jurisdictions will impact your results of operations and, if material, quantify such amounts. For example, we note your risk factor on page 39 that discusses the potential changes that could be made to such programs and we note your disclosure on page 114 that indicates some of the sources of such incentives.

Components of Results of Operations of Our Predecessor, page 92

42. Please revise your discussion of operating results to provide additional insight regarding the fluctuations between periods. Your disclosures should provide investors with a view of the company through the eyes of management. For example, revise your disclosure to explain why incentives revenue decreased in fiscal 2013 despite the increase in energy volume.

Critical Accounting Policies and Estimates, page 98

Stock-based Compensation, page 99

43. We note your disclosure on page 130 that each of your executive officers was granted restricted shares on January 31, 2014 in connection with the formation of Yieldco. We also note that the restricted shares will convert into Class A common stock. Revise your disclosure to indicate how you estimated the fair value of your restricted stock awards. In this regard, please disclose and tell us the methods that management used to determine the fair value of the restricted shares and the nature of the material assumptions involved. Since we note that you also intend to grant restricted shares to your CEO prior to completion of the offering, please continue to provide us with updates for all awards subsequent to this request through the effective date of the registration statement.

Industry, page 100

44. Please provide the source for the chart titled "Global Solar PV Demand (GW)" on page 102 of your prospectus.

Key Drivers of Solar Energy Growth, page 104

45. Please provide support for the statement that "[o]n a global basis, the average total installation cost of solar PV panels, including all components, is expected to decline by nearly 50% in the seven-year period ending in 2017. In 2011, the average installation cost per watt of capacity was $3.32, and by 2017, this number is expected to fall to $1.71."

Solar Energy Markets, page 105

46. Please provide the source for the chart titled "US PV Demand Forecast (GW)" on page 105 of your prospectus. Please also provide the basis for your statements regarding United States solar industry installations in the utility, C&I and residential segments on page 106, as well as the basis for the statements about electricity generation capacity and/or solar generation in Canada, the United Kingdom and Chile on page 107.

Business, page 108

Our Portfolio, page 113

47. Please elaborate upon this discussion to discuss and quantify the portion of revenues under the PPAs for the U.K. projects that are subject to price adjustments and state when such adjustments could be triggered. Please also elaborate upon this discussion to discuss and quantify the PPAs that allow the offtake purchaser to terminate or buy out a portion of the project. We note your discussion of these risks on page 27 but believe enhanced disclosure of these terms would help readers appreciate the magnitude of these risks.

Competition, page 116

48. Please provide further details regarding the competitive conditions in which you operate, including but not limited to, if material, an estimate of the number of competitors and your competitive position. Please also provide the basis for your belief that "[you] compete favorably with [y]our competitors." Please see Item 101(c)(1)(x) of Regulation S-K.

Environmental Matters, page 116

49. We note your disclosure on page 42 regarding the environmental regulations to which you may be subject. Please revise your disclosure on page 116 to appropriately consider all such regulations, including but not limited to any material estimated capital expenditures for environmental control facilities for the remainder of your current fiscal year and succeeding fiscal year and for such further periods as you may deem material. Please see Item 101(c)(1)(xii) of Regulation S-K.

State Government Support for Solar Energy, page 119

50. Please provide the source for the chart depicting renewable portfolio programs, standards and targets by states as of March 2013 on page 120 of your prospectus.

Management, page 124

51. For each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director, in light of your business and structure. Please see Item 401 of Regulation S-K.

Committees of the Board of Directors, page 126

52. Please revise your disclosure to include the names of each of the members of the committees of your board of directors, as well as any additional members of such board, along with other appropriate biographical disclosure. Please see Item 401 of Regulation S-K.

Certain Relationships and Related Party Transactions, page 137

53. We note the various project support and management and O&M agreements you summarize here, as well as the licensing agreement between you and SunEdison. Please revise to quantify the amount of the compensation that has been or will be provided under these agreements, consistent with Item 404(a)(3) of Regulation S-K.

Index to Financial Statements, page F-1

54. Please include the audited financial statements of the registrant, SunEdison Yieldco Inc., in the filing.

55. We note that your predecessor financial statements reflect the entities that you intend to acquire from your parent concurrently with the closing of the offering. Since the "Call Right Projects" discussed on pages 4 and 5 represent a group of similar projects that you may acquire and are part of management's operating history, please tell us what consideration you gave to including any of the "Call Right Projects" within your predecessor financial statements. In particular, tell us if you currently know or expect that you will eventually exercise any of those specific projects.

56. We note your disclosure of certain related party transactions on page F-14. As required by Rule 4-08(k)(1) of Regulation S-X, please identify all material related party transactions on the face of your financial statements.

SunEdison Yieldco (Predecessor), page F-3

Consolidated Statements of Operations, page F-5

57. We note a $6.353 million distribution to your Sponsor in fiscal 2013 based on your disclosure on page 26. Please tell us and disclose if the distribution to the Sponsor was a dividend. To the extent the distribution was a dividend, it appears that such dividend is to be paid out of the proceeds of the offering rather than from the current year's earnings. Please note that when a dividend is to be paid out of the proceeds of the offering rather than from current year's earnings, pro forma per share data should be presented on the face of the financial statements giving effect to the number of shares whose proceeds would be necessary to pay the dividend. Refer to SAB Topic 1.B.3. Please also clarify why this distribution is reflected as an increase in estimated cash available for distribution in your table on page 26.

Combined Statements of Equity, page F-6

58. Explain to us how your single column net parent investment presentation complies with the guidance in ASC 505-10-50-2. In this regard, explain to us why the statement does not reflect changes in the separate accounts that comprise stockholders' equity, such as retained earnings, paid in capital and, to the extent applicable accumulated other comprehensive income. Explain to us what the beginning retained earnings balance of SunEdison Yieldco, Inc., the registrant, will be subsequent to the formation transactions.

59. Please advise us whether users of the financial statements can rely upon retained earnings of SunEdison Yieldco, Inc., if applicable and when presented, to represent amounts legally distributable under the applicable state law. Lastly, please revise your disclosures to comply with Rule 4-08(e)(iii) of Regulation S-X with regard to highlighting any restrictions on the retained earnings of the registrant. In this regard, we assume you will know the pertinent restrictions once you finalize the new Term Loan and Revolver facilities. We also note your risk factor disclosure on page 54 that your subsidiaries may be restricted from making distributions to the registrant.

2.Summary of Significant Accounting Policies, page F-8

Property and Equipment, page F-8

60. Explain to us how you arrived at your policy to reduce the carrying value of the property and equipment by the amount of investments tax credits or grants received and reduce future depreciation expense for such assets. Further, please explain to us in detail why it appears the basis reduction in the plant associated with the grants are not reflected as a cash inflow from investing activity on your predecessor's combined statements of cash flows. Refer to ASC 230-10-20. Lastly, please disclose the amount of government grants and investment tax credits recognized in the financial statements.

Revenue Recognition, page F-9

61. Citing authoritative accounting guidance where applicable, please address the following comments related to your revenue recognition policies:

- Explain to us in detail your assessment of whether or not your purchase power agreements ("PPAs") contain leases. In doing so, explain if you believe solar renewable energy credit ("SRECs") represent facility outputs or government incentives and tell us how you arrived at your determination. If you believe SRECs represent outputs, please tell us how you account for them prior to sale, including how you allocate costs of production to SRECs and where you classify them on your balance sheet, and tell us the method by which expense is recorded related to SRECs sold. Please revise your disclosures to clarify your accounting policies.

- Explain to us why you believe the timing of your SREC revenue recognition is appropriate. Tell us if you typically sell SRECs to PPA counterparties, other third parties, or both or if you primarily utilize them to pay principal and interest due on the solar program loans described on page F-12. Explain how you considered the multiple-element arrangement guidance of ASC 605-25.

- Explain to us in greater detail the nature, mechanics, and key terms of your PBI arrangements and clarify why you believe the timing of your PBI revenue recognition is appropriate.

- Revise your disclosures to separately quantify your SREC and PBI revenue.

- For illustrative purposes, please provide us with a complete sample of journal entries you record related to SRECs, beginning at the time of their generation and concluding with their sale.

- Explain to us why the terms of your solar program loans were structured such that the SRECs are transferred directly to Yieldco's creditors to reduce principal and interest payments. Please illustrate to us how you account for such loans by providing sample journal entries.

Deferred Revenue, page F-9

62. We note that deferred revenue consists of upfront incentives or subsidies received from various state governmental jurisdictions that are deferred and recognized as revenue on a straight-line basis over the depreciable lives of solar energy systems. We also note your disclosure on page F-8 that investment tax credits or grants from government agencies are reflected as a reduction of the carrying value of property and equipment. Please explain to us the differences between those grants recognized as a reduction of depreciation expense and those recognized as revenue over the depreciable lives of the

related assets. Also explain to us why your revenue recognition policy does not appear to address revenues related to your deferred revenue balance.

Item 16. Exhibits, page II-2

63. Please file all required exhibits in a timely manner so that we may have sufficient time to review them before you request effectiveness of your registration statement. Please see Item 601 of Regulation S-K.

Item 17. Undertakings, page II-3

64. Please revise to provide the undertakings required at Item 512(a)(6) of Regulation S-K.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Walsh, Staff Attorney, at (202) 551-3696 or me at (202) 551-3264 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Dennis M. Myers, P.C.